Exhibit 99.1
Company announcement – No. 23/ 2022

Company announcement – No. 23 / 2022

Zealand Pharma launches long-term incentive program for Zealand’s Corporate Management and employees for 2022

Copenhagen, DK and Boston, MA, May 25, 2022 – Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces the implementation of an updated long-term incentive program (the “LTIP”) for Zealand’s Corporate Management and employees in accordance with Zealand's Remuneration policy and overall guidelines for incentive pay, as adopted at the annual general meeting held on April 6, 2022.

Long-term incentive program

Zealand has awarded 266,223 performance stock units ("PSUs"), 99,420 restricted stock units (“RSUs”) and 863,156 warrants to Corporate Management and employees. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.10 of Zealand's Articles of Association, adopted on Zealand's general meeting on April 6, 2022. The total cost of the incentive grants is DKK 69.4 million.

Zealand implemented the LTIP to align with select European and U.S. biotech peers, and is intended to drive long-term performance, align management’s interests with those of Zealand’s shareholders, and support the attraction, retention and motivation of first-rate executive talents.

RSUs and PSUs

With regards to the 2022 RSU grants to the US employees the RSUs will vest annually in equal tranches over three years (from May 25, 2022 to May 25, 2025).

With respect to the PSUs, members of the Corporate Management are eligible to receive an annual grant of PSUs free of charge subject to fulfillment of certain predefined performance targets. Consequently,

•	50% of the PSUs vest based upon certain predefined operational goals that are required for Zealand to meet its strategic plans (such as clinical development advancement), and

•	50% of the PSUs vest based upon certain pre-defined market-based goals that encourage share performance against comparable companies (such as total shareholder return performance against Nasdaq Biotechnology Index).

Depending on the level of fulfillment of the goals the PSUs may vest between 0% and 150%.

The grant of RSUs and PSUs under this program will have an estimated fair market value of DKK 33,2 million, based on each RSU having a fair value of DKK 90.7 per share. The value of the RSUs is determined as the closing price of the Company's share on Nasdaq Copenhagen A/S the day prior to the grant.

The number of granted RSUs or PSUs may be adjusted by the Board of Directors due to e.g. changes in Zealand's share capital structure or other significant events, subject to obtaining a calculation made by Zealand's auditor or an independent third party.

Vested RSUs or PSUs entitle the holder to receive shares in Zealand at no cost, provided the holder's continued employment throughout the vesting period. Each vested RSU equals one share in Zealand while PSUs convert into a number of shares equal to between 0% to 150% of the PSUs, depending on the achievement of the performance targets.

Warrants

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and to help ensure shared short- and long-term interests for the management and employees with shareholders of Zealand.

The 863,156 warrants give the rights to subscribe for up to 863,156 newly issued Zealand shares with a nominal value of DKK 1 each, corresponding to total of 1.98% of Zealand's total outstanding share capital. The exercise price is DKK 90.7, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on May 24, 2022.

The 229,794 warrants granted to Corporate Management will vest annually in equal tranches over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from May 25, 2022 up to and including May 25, 2027.

The 633,362 warrants granted to the Danish employees will vest at the three-year anniversary of the grant date, and the exercise of the warrants may take place, in whole or in part after the three-year period, in defined time windows from May 25, 2025 up to and including May 25, 2032.

The exercise windows for all granted warrants are defined as four times a year during a four-week window following the time of publication of either the Zealand's annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 36.3 million calculated on the basis of the Black–Scholes model. The costs of each warrant issued to Corporate Management is DKK 36.65 based on Black-Scholes parameters for Corporate Management grants, which are a volatility of 55.5%, a risk-free interest rate of 0.86% and a share price of DKK 90.7. The cost of the warrants issued to Danish employees is DKK 43.98 based on Black-Scholes parameters for Danish employees, which are a volatility of 48.6%, a risk-free interest rate of 1.2% and a share price of DKK 90.7.

For the financial year 2022, the total value of any share-based remuneration, including both PSUs and warrants, cannot exceed 400% of the fixed annual base salary for the CEO and 250% for other members of the Executive Management.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In the US Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and Zegalogue®, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com

The amendments to Zealand’s Articles of Association to reflect the new warrant program are as follows:

1.	On page 27 and 28, section 8.10 – the Articles have been amended to reflect the new warrant program

På et bestyrelsesmøde i Selskabet afholdt den 25. maj 2022 vedtog Selskabets bestyrelse at udstede warrants (2022-1 employee incentive program) svarende til nominelt DKK 229.794. Det konkrete antal warrants tildelt udgør 229.794. De fuldstændige vilkår for warrants er vedlagt som bilag 8.10.A. Bilag 8.10.A udgør en integreret del af nærværende vedtægter.

At a meeting of the board of directors of the Company held on 25 May 2022, the board of directors of the Company resolved to issue warrants (2022-1 employee incentive program) corresponding to a nominal amount of DKK 229,794 shares. The final number of warrants granted is 229,794. The complete terms of the warrants are attached as Schedule 8.10.A. Schedule 8.10.A constitutes an integrated part of these Articles of Association.

På et bestyrelsesmøde i Selskabet afholdt den 25. maj 2022 vedtog Selskabets bestyrelse at udstede warrants (2022-2 employee incentive program) svarende til nominelt DKK 633.362. Det konkrete antal warrants tildelt udgør 633.362. De fuldstændige vilkår for warrants er vedlagt som bilag 8.10.B. Bilag 8.10.B udgør en integreret del af nærværende vedtægter.

At a meeting of the board of directors of the Company held on 25 May 2022, the board of directors of the Company resolved to issue warrants (2022-2 employee incentive program) corresponding to a nominal amount of DKK 633,362 shares. The final number of warrants granted is 633,362. The complete terms of the warrants are attached as Schedule 8.10.B. Schedule 8.10.B constitutes an integrated part of these Articles of Association.

Som følge af dels udstedelse af warrants dels bortfald af warrants, er det udestående antal warrants, der kan udstedes i henhold til bemyndigelsen i nærværende § 8.10, ændret til 1.318.551 warrants.	As a result of issuance/lapse of warrants, the number of warrants available for issuance under the authorization in this article 8.10 has been changed to 1,318,551 warrants.

2.	On page 47 and 48, section 19 – the articles have been amended to reflect the changes:

Bilag 8.10.A: Warrants (2022-1 employee incentive program), jf. Vedtægternes § 8.10.	Schedule 8.10.A: Warrants (2022-1 employee incentive program), cf. Article 8.10 of the Articles of Association.

Bilag 8.10.B: Warrants (2022-2 employee incentive program), jf. Vedtægternes § 8.10.	Schedule 8.10.B: Warrants (2022-2 employee incentive program), cf. Article 8.10 of the Articles of Association.

3.	On page 48 the Articles of Association have been amended so that there is a revised paragraph that states:

Vedtaget på bestyrelsesmøde afholdt den 25. maj 2022.	Approved at the board meeting held on 25 May 2022.

4.	On page 232 - 242, Exhibit 8.10.A – the articles have been with the addition of Exhibit 8.10.A:

BILAG 8.10.A TIL VEDTÆGTER FOR	exhibit 8.10.A to the articles of Association for

ZEALAND PHARMA A/s	ZEALAND PHARMA a/S

INDHOLDSFORTEGNELSE/TABLE OF CONTENTS

1	Formål	1

1	Purpose	1

2	Tildeling af Warrants	1

2	Grant of Warrants	1

3	Almindelig udnyttelse af Warrants	2

3	Ordinary Exercise of the Warrants	2

4	Beløbsgrænse for hver tildeling	3

4	Value cap for each grant	3

5	Ekstraordinær udnyttelse af Warrants	3

5	Extraordinary Exercise of the Warrants	4

6	Praktisk udnyttelse af Warrants	4

6	Practicalities in connection with Exercise of the Warrants	4

7	Tegningskurs for aktier ved udnyttelse af Warrants	4

7	Subscription Price for Shares in connection with the Exercise of Warrants	4

8	Regulering af vilkår for Warrants ved visse definerede ændringer i Selskabets kapitalforhold	5

8	Adjustment of the Conditions for Warrants in case of certain defined Changes in the Company's Capital Structure	5

9	Omsættelighed	5

9	Transferability	5

10	Vilkår for nye aktier udstedt ved udnyttelse af Warrants	5

10	Conditions for New Shares issued following Exercise of the Warrants	5

11	Kapitalforhøjelse ved udnyttelse af Warrants	5

11	Capital Increase in connection with the Exercise of the Warrants	5

12	Omkostninger i forbindelse med udstedelse af aktier	5

12	Costs related to the Issue of Shares	5

13	Ophør af ansættelsesforholdet - Warrantindehavere, der er medarbejdere	6

13	Cease of Employment Status - Warrant Holders who are Employees	6

14	Insiderhandel	7

14	Insider Trading	7

15	Skattemæssige forhold	7

15	Tax Implications	7

16	Sprog	7

16	Language	7

3	Formål	1	Purpose

1.1	På bestyrelsesmødet i Zealand Pharma A/S ("Selskabet") den 25. maj 2022 blev der i overensstemmelse med vedtægternes punkt 8.10 vedtaget følgende nye bestemmelser vedrørende udstedelse af warrants til visse af Selskabets medarbejdere ("Warrantindehaver") ("Warrants").	At the board meeting held in Zealand Pharma A/S (the "Company") on 25 May 2022, the following new provisions were adopted in accordance with Article 8.10 of the Articles of Association concerning the issuing of warrants to certain employees of the Company (the "Warrant Holder") ("Warrants").

1.2	Bestyrelsen har besluttet at udstede op til 229.794 warrants i Selskabet til tegning af op til 229.794 aktier til kr. 1,00 (nominelt kr. 229.794 ) i henhold til vedtægternes punkt 8.10.	The Board of Directors has decided to issue up to 229,794 Warrants in the Company for the subscription of up to 229,794 shares of DKK 1.00 (nominally DKK 229,794 ) according to Article 8.10 of the Articles of Association.

1.3	Warrants berettiger Warrantindehaveren til at tegne aktier på de i nærværende bilag 8.10.A til Selskabets vedtægter anførte vilkår.	The Warrants entitle the Warrant Holder to subscribe for shares on the terms and conditions stipulated in this exhibit 8.10.A to the Articles of Association of the Company.

2	Tildeling af Warrants	2	Grant of Warrants

2.1	Hver Warrantindehaver har fået tildelt det antal warrants i Selskabet, som er anført i Selskabets meddelelse til Warrantindehaveren i "Aktionærportalen" på Selskabets hjemmeside, som vil være tilgængelig den 25. maj 2022 ("Warrants") i overensstemmelse med vilkårene i den/de warrantaftale(r), hvor tegning af Warrants i henhold til dette bilag har fundet sted ("Warrantaftalen") og Selskabets vedtægter.	Each Warrant Holder has been granted such number of warrants in the Company as set out in the message from the Company to the Warrant Holder made available at "Aktionærportalen" at the website of the Company on 25 May 2022 (the "Warrants") in accordance with the terms set forth in the warrant agreement(s) whereby subscription for the Warrants in accordance with this exhibit has/have taken place (the "Warrant Agreement") and the Company's Articles of Association.

2.2	Tildeling af Warrants sker uden beregning.	The Warrants are granted free of charge.

2.3	Hver Warrant berettiger Warrantindehaveren til at tegne 1 aktie à nominelt kr. 1,00 i Selskabet i henhold til de relevante bestemmelser anført i punkt 3 - 6 til den i punkt 7 fastsatte tegningskurs.	Each Warrant entitles the Warrant Holder to subscribe for 1 share of nominal value DKK 1.00 in the Company pursuant to the relevant conditions as set forth in Clauses 3 - 6 and at the relevant subscription price as determined in Clause 7.

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2.4	I forbindelse med Selskabets aktiebog skal der føres en fortegnelse over samtlige udstedte Warrants.	In connection with the Company's register of shareholders, a register of all issued Warrants shall be kept.

2.5	Warrants vester i tre lige store trancher over en treårig periode, hvor 1/3 Warrants vester hvert år. Den første 1/3 Warrants vester således den 25. maj 2023, den anden 1/3 Warrants vester den 25. maj 2024 og den sidste 1/3 Warrants vester den 25. maj 2025. Datoen på hvilken Warrants vester refereres til som ”Vesting Dato”.	The Warrants vest in equal tranches over three years after the date of grant, with 1/3 of the Warrants vesting each year. The first 1/3 of the Warrants will vest on May 25, 2023, the second 1/3 will vest on May 25, 2024 and the final 1/3 on May 25, 2025. The date on which Warrants vest is referred to as the "Vesting Date".

3	Almindelig udnyttelse af Warrants	4	Ordinary Exercise of the Warrants

4.1	Vestede Warrants (se punkt 2.5) kan udnyttes i perioden fra den respektive Vesting Dato og indtil (og med) den 25. maj 2027 ("Udnyttelsesperioden") inden for de udnyttelsesvinduer, der er anført i punkt 3.2. Warrants, der ikke er blevet udnyttet på eller inden den sidste dag i Udnyttelsesperioden, bortfalder automatisk og bliver ugyldige uden yderligere varsel og/eller kompensation til Warrantindehaveren.	Vested Warrants (see Clause 2.5) may be exercised in the period from the respective Vesting Date and until (and including) 25 May 2027 ("Exercise Period") within the windows set forth in Clause 3.2. Warrants which have not been exercised on or before the last day of the Exercise Period will automatically lapse and become void without any further notice and/or compensation to the Warrant Holder.

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4.2	Inden for Udnyttelsesperioden kan Warrants udnyttes fire gange om året i et 4 ugers udnyttelses-vindue, der begynder på tidspunktet for offentliggørelse af enten Selskabets årsregnskab eller perioderegnskab (henholdsvis 3, 6 eller 9 måneder).	Within the Exercise Period, the Warrants may be exercised four times a year during a 4-week window starting from the time of publication of either the Company's annual report or quarterly or semi-annual reports (respectively 3, 6 and 9 months).

4.3	Warrantindehaveren er berettiget til at udnytte alle eller en del af sine Warrants.	The Warrant Holder is entitled to exercise all or part of his or her Warrants.

4	Beløbsgrænse for hver tildeling	5	Value cap for each grant

5.1	Det maksimale afkast ved udnyttelse af hver Warrant-tildeling kan ikke overstige et beløb svarende til 62,5% af det årlige basisvederlag ("Værdiloft") for den enkelte Warrantindehaver.	The gross return from the exercise of each grant of Warrants cannot exceed a value equal to more than 62.5% of the annual base salary (the “Value Cap”) of the individual Warrant Holder.

5.2	Det årlige basisvederlag beregnes som den faste årlige grundløn, som udbetales af Selskabet eller et datterselskab til Selskabet ("Arbejdsgiveren") til Warrantindehaveren på tidspunktet for tildelingen, før enhver betaling eller fradrag af skat eller pensionsforpligtelser, men eksklusive tillæg, bonus eller enhver anden godtgørelse, som Arbejdsgiveren eller Selskabet måtte betale, herunder Warrants eller andre aktiebaserede incitamentsprogrammer.	The annual base salary is calculated as the annual fixed salary payable by the Company or a subsidiary of the Company (the "Employer") to the Warrant Holder at the time of grant, prior to any payment or deduction of any tax or pension obligations, but does not include benefits, bonuses or any other potential compensation payable by the Employer or the Company, including Warrants or other share-based instruments.

5.3	Ved det maksimale afkast forstås det sammenlagte og samlede afkast for hver Warrant-tildeling til rådighed for Warrantindehaveren gennem udnyttelse af Warrants i Udnyttelsesperioden. Det maksimale afkast beregnes som differencen mellem beløbet svarende til Warrants' samlede værdi ("Tegningsværdien") på tidspunktet, hvor der gives meddelelse om udnyttelse af Warrants, og den gennemsnitlige slutkurs på Selskabets aktier på Nasdaq Copenhagen i de fem dage før enhver udnyttelse af Warrants i en enkelt tildeling.	The gross return means the aggregated and total return of each Warrant grant, available to the Warrant Holder through the exercise of Warrants during the Exercise Period. The gross return is calculated as the difference between the amount equal to the total value of the Warrants (the "Subscription Amount") at the same time as giving notice of the exercise of the Warrants and the average closing price of the Company’s shares on Nasdaq Copenhagen for the five days prior to one or more exercises of Warrants in a single grant.

5.4	Hvis det samlede maksimale afkast, som defineret ovenfor i punkt 4.3, overstiger Værdiloftet, vil enhver tilbageværende Warrant ved den pågældende tildeling, som overstiger Værdiloftet, bortfalde uden kompensation.	If the aggregated gross return, as defined in Clause 4.3 above, exceeds the Value Cap, any remaining Warrants for the grant in question which exceeds the Value Cap, will lapse without compensation.

6	Ekstraordinær udnyttelse af Warrants	5	Extraordinary Exercise of the Warrants

5.1	Hele afsnit 4 i bilag 8.1.A skal finde anvendelse med den modifikation at henvisningen deri til § 31-32 i værdipapirhandelsloven skal erstattes med en henvisning til § 44-47 i kapitalmarkedsloven, og at henvisninger til NASDAQ OMX Copenhagen A/S skal erstattes med en henvisning til Nasdaq Copenhagen.	The entire section 4 of exhibit 8.1.A, shall apply with the modification that the reference therein to Section 31-32 of the Danish Securities Trading Act shall be replaced by a reference to Section 44-47 of the Danish Capital Markets Act, and that references therein to NASDAQ OMX Copenhagen A/S shall be replaced by a reference to Nasdaq Copenhagen.

6	Praktisk udnyttelse af Warrants	6	Practicalities in connection with Exercise of the Warrants

6.1	Såfremt Warrantindehaveren ønsker at udnytte en Warrant, skal Warrantindehaveren underette Selskabets elektronisk herom ved hjælp af det IT-system, der er tilgængelig i ”Aktionærportalen” på selskabets hjemmeside. Selskabet har ret til at ændre i de praktiskte forhold omkring udnyttelse af Warrants, og Warrantindehaveren vil blive underrettet skriftligt, hvis selskabet beslutter dette..	In the event that the Warrant Holder wishes to exercise Warrants, the Warrant Holder shall electronically give notice to the Company by using the IT system available on "Aktionærportalen" on the Company's website. The Company is entitled to change the practicalities in connection with exercise of the Warrants and if so decided by the Company. The Warrant Holder will be notified in writing by the Company.

6.2	Samtidig med at give meddelelse om udnyttelse af Warrants skal Warrantindehaveren indbetale et kontant beløb til Selskabet svarende til det relevante tegningsbeløb fastsat i henhold til pkt. 7.	At the same time as giving notice of the exercise of the Warrants, the Warrant Holder shall pay in cash to the Company an amount equal to the relevant subscription amount fixed under the terms of Clause 7.

7	Tegningskurs for aktier ved udnyttelse af Warrants	7	Subscription Price for Shares in connection with the Exercise of Warrants

7.1	Hver Warrant giver Warrantindehaveren ret til at tegne 1 aktie à nominelt kr. 1,00 i Selskabet til en tegningspris på kr. 90,70 ("Tegningskursen").	Each Warrant entitles the Warrant Holder to subscribe for 1 share in the Company of a nominal value of DKK 1.00 at a subscription price of DKK 90.70 (the "Subscription Price").

7.2	Tegningskursen kan reguleres som anført i Warrantaftalen.	The Subscription Price may be regulated as set out in the Warrant Agreement.

8	Regulering af vilkår for Warrants ved visse definerede ændringer i Selskabets kapitalforhold	8	Adjustment of the Conditions for Warrants in case of certain defined Changes in the Company's Capital Structure

8.1	Afsnit 7 i bilag 8.1.A skal finde anvendelse med den modifikation at henvisningen deri til vedtægternes punkt 8.1 skal erstattes med en henvisning til vedtægternes punkt 8.10.	The entire Section 7 in exhibit 8.1.A shall apply with the modification that the reference therein to Clause 8.1 shall be replaced by a reference to Clause 8.10 of the Articles of Association.

9	Omsættelighed	9	Transferability

9.1	Afsnit 8 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 8 in exhibit 8.1.A shall apply (no changes).

10	Vilkår for nye aktier udstedt ved udnyttelse af Warrants	10	Conditions for New Shares issued following Exercise of the Warrants

10.1	Afsnit 9 i bilag 8.1.A skal finde anvendelse med den modifikation, at henvisningen deri til Erhvervs- og Selskabsstyrelsen skal erstattes med en henvisning til Erhvervsstyrelsen.	The entire Section 9 in exhibit 8.1.A, shall apply with the modification that the reference therein to the Danish Commerce and Companies Agency shall be replaced by a reference to the Danish Business Authority.

11	Kapitalforhøjelse ved udnyttelse af Warrants	11	Capital Increase in connection with the Exercise of the Warrants

11.1	Såfremt Warrantindehaveren giver rettidig meddelelse om udnyttelse af Warrants, skal Selskabet gennemføre den dertil hørende kapitalforhøjelse.	In the event that the Warrant Holder gives notification on time of the exercise of the Warrants, the Company shall carry out the relating increase of capital.

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11.2	Størstebeløbet af den kapital, der kan tegnes på grundlag af Warrants er nominelt kr. 229.794 (op til 229.794 aktier à kr. 1,00) og mindstebeløbet er kr. 1,00 (1 aktie à kr. 1,00) Størstebeløbet kan forøges eller reduceres i henhold til bestemmelserne om regulering i punkt 8.	The maximum increase of capital that may be subscribed on basis of Warrants is nominally DKK 229,794 (up to 229,794 shares at DKK 1.00 each) and the minimum amount is DKK 1.00 (1 share at DKK 1.00). The maximum amount may be increased or reduced in accordance with the provisions on adjustment set forth in Clause 8.

12	Omkostninger i forbindelse med udstedelse af aktier	12	Costs related to the Issue of Shares

12.1	Afsnit 11 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 11 in exhibit 8.1.A shall apply (no changes).

13	Ophør af ansættelsesforholdet - Warrantindehavere, der er medarbejdere	13	Cease of Employment Status - Warrant Holders who are Employees

13.1	Hvis Warrantindehaveren opsiger sit ansættelsesforhold ved Selskabet eller hvis ansættelsesforholdet ophæves af Selskabet som følge af Warrantindehaverens væsentlige misligholdelse af ansættelsesforholdet eller hvis Warrantindehaveren bortvises af lovlig grund bortfalder alle uudnyttede warrants - uanset om Warrants er vestede eller ej - med øjeblikkelig virkning og uden kompensation.	If the Warrant Holder terminates the employment with the Company or if the employment is terminated by the Company due to the Warrant Holder's material breach of the employment relationship or if the Warrant Holder has been dismissed summarily in a legitimate way due to cause, all unexercised warrants - whether the Warrants vested or not - will lapse immediately without any compensation being payable.

13.2	Hvis Selskabet ophæver ansættelsesforholdet og dette ikke skyldes Warrantindehaverens væsentlige misligholdelse af ansættelsesforholdet eller lovlig bortvisning af Warrantindehaveren eller hvis Warrantindehaveren dør, kan Warrants der er vestede (se punkt 13.4) på datoen for levering af meddelelse om ophævelse udnyttes senest i det ordinære udnyttelsesvindue der falder senest 6 måneder efter datoen for Selskabets levering af meddelelse om ophævelse eller på datoen for Warrantindehaverens død. Warrants der ikke udnyttes som angivet i dette punkt 13.2 vil bortfalde uden betaling af kompensation. Det præciseres, at Warrants som ikke er vestede på tidspunktet for levering af meddelelse om ophævelse, skal bortfalde uden kompensation til Warrantindehaveren.	If the Company terminates the employment and this is not due to the Warrant Holder's material breach of the employment relationship or to the Warrant Holder having been dismissed summarily in a legitimate way or if the Warrant Holder dies, Warrants that have vested (see Clause 13.4) on the date of termination of notice being served may be exercised at the latest in the ordinary exercise window falling no later than 6 months after the date of the termination notice being served by the Company or the date on which the Warrant Holder dies. Warrants not exercised as set out in this Clause 13.2 will lapse without any compensation being payable. For the avoidance of doubt, Warrants that are not vested on the date of the termination notice being served shall lapse without any compensation being payable to the Warrant Holder.

13.3	Hvis Warrantindehaveren opsiger ansættelsesforholdet, og opsigelsen skyldes Selskabets væsentlige misligholdelse, er Warrantindehaveren berettiget til at udnyttede Warrants i overensstemmelse med vilkårene i dette bilag, som om Warrantindehaveren stadig var ansat i Selskabet.	If the Warrant Holder terminates the employment and the termination is due to the material breach by the Company, the Warrant Holder is entitled to exercise Warrants in accordance with the terms set out in these Articles of Association as if the Warrant Holder was still employed with the Company.

13.4	Warrants vester som beskrevet i afsnit 2.5.	Warrants shall vest as described in Clause 2.5.

14	Insiderhandel	14	Insider Trading

14.1	Afsnit 13 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 13 in exhibit 8.1.A shall apply (no changes).

15	Skattemæssige forhold	15	Tax Implications

15.1	Det er aftalt mellem Selskabet og hver enkelt Warrantindehaver, at beskatning sker i overenstemmelse med de til en hver tid gældende lovgivning.	It has been agreed between the Company and the individual Warrant Holder's that taxation at any time shall follow applicable laws and regulations as amended from time to time.

15.2	Samtlige skattemæssige forpligtelser og konsekvenser for Warrantindehaverensom følge af Warrantaftalen, de udstedte Warrants eller de erhvervede aktier gennem udnyttelse af disse Warrants er alene Warrantindehaverens ansvar og er Selskabet uvedkommende.	All tax obligations and consequences to the Warrant Holder resulting from the Warrant Agreement, the Warrants issued or the shares acquired by the exercise of such Warrants, are the sole responsibility of the Warrant Holder and of no concern to the Company.

15.3	Warrantindehaveren er blevet kraftigt opfordret til at søge skattemæssig rådgivning i forbindelse med indgåelsen af Warrantaftalen.	The Warrant Holder has been strongly encouraged to seek tax advice in connection with entering into the Warrant Agreement.

16	Sprog	16	Language

16.1	I tilfælde af uoverensstemmelser mellem den danske og den engelske version af dette bilag skal den danske version være gældende.	In case of disagreements between the Danish and the English version of this exhibit, the Danish version shall prevail.

5.	On page 242 - 252, section 8.10.B – the articles have been with the addition of Exhibit 8.10.B:

BILAG 8.10.B TIL VEDTÆGTER FOR	exhibit 8.10.B to the articles of Association for

ZEALAND PHARMA A/s	ZEALAND PHARMA a/S

INDHOLDSFORTEGNELSE/TABLE OF CONTENTS

1	Formål	9

1	Purpose	9

2	Tildeling af Warrants	9

2	Grant of Warrants	9

3	Almindelig udnyttelse af Warrants	10

3	Ordinary Exercise of the Warrants	10

4	Ekstraordinær udnyttelse af Warrants	10

4	Extraordinary Exercise of the Warrants	10

5	Praktisk udnyttelse af Warrants	11

5	Practicalities in connection with Exercise of the Warrants	11

6	Tegningskurs for aktier ved udnyttelse af Warrants	11

6	Subscription Price for Shares in connection with the Exercise of Warrants	11

7	Regulering af vilkår for Warrants ved visse definerede ændringer i Selskabets kapitalforhold	11

7	Adjustment of the Conditions for Warrants in case of certain defined Changes in the Company's Capital Structure	11

8	Omsættelighed	12

8	Transferability	12

9	Vilkår for nye aktier udstedt ved udnyttelse af Warrants	12

9	Conditions for New Shares issued following Exercise of the Warrants	12

10	Kapitalforhøjelse ved udnyttelse af Warrants	12

10	Capital Increase in connection with the Exercise of the Warrants	12

11	Omkostninger i forbindelse med udstedelse af aktier	12

11	Costs related to the Issue of Shares	12

12	Ophør af ansættelsesforholdet - Warrantindehavere, der er medarbejdere	12

12	Cease of Employment Status - Warrant Holders who are Employees	12

13	Insiderhandel	13

13	Insider Trading	13

14	Skattemæssige forhold	13

14	Tax Implications	13

15	Sprog	14

15	Language	14

17	Formål	18	Purpose

18.1	På bestyrelsesmødet i Zealand Pharma A/S ("Selskabet") den 25. maj 2022 blev der i overensstemmelse med vedtægternes punkt 8.10 vedtaget følgende nye bestemmelser vedrørende udstedelse af warrants til visse af Selskabets medarbejdere ("Warrantindehaver") ("Warrants").	At the board meeting held in Zealand Pharma A/S (the "Company") on 25 May 2022, the following new provisions were adopted in accordance with Article 8.10 of the Articles of Association concerning the issuing of warrants to certain employees of the Company (the "Warrant Holder") ("Warrants").

18.2	Bestyrelsen har besluttet at udstede op til 633.362 warrants i Selskabet til tegning af op til 633.362 aktier til kr. 1,00 (nominelt kr. 633.362 ) i henhold til vedtægternes punkt 8.10.	The Board of Directors has decided to issue up to 633,362 Warrants in the Company for the subscription of up to 633,362 shares of DKK 1.00 (nominally DKK 633,362 ) according to Article 8.10 of the Articles of Association.

18.3	Warrants berettiger Warrantindehaveren til at tegne aktier på de i nærværende bilag 8.10.B til Selskabets vedtægter anførte vilkår.	The Warrants entitle the Warrant Holder to subscribe for shares on the terms and conditions stipulated in this exhibit 8.10.B to the Articles of Association of the Company.

19	Tildeling af Warrants	20	Grant of Warrants

20.1	Hver Warrantindehaver har fået tildelt det antal warrants i Selskabet, som er anført i Selskabets meddelelse til Warrantindehaveren i "Aktionærportalen" på Selskabets hjemmeside, som vil være tilgængelig den 25. maj 2022 ("Warrants") i overensstemmelse med vilkårene i den/de warrantaftale(r), hvor tegning af Warrants i henhold til dette bilag har fundet sted ("Warrantaftalen") og Selskabets vedtægter.	Each Warrant Holder has been granted such number of warrants in the Company as set out in the message from the Company to the Warrant Holder made available at "Aktionærportalen" at the website of the Company on 25 May 2022 (the "Warrants") in accordance with the terms set forth in the warrant agreement(s) whereby subscription for the Warrants in accordance with this exhibit has/have taken place (the "Warrant Agreement") and the Company's Articles of Association.

20.2	Tildeling af Warrants sker uden beregning.	The Warrants are granted free of charge.

20.3	Hver Warrant berettiger Warrantindehaveren til at tegne 1 aktie à nominelt kr. 1,00 i Selskabet i henhold til de relevante bestemmelser anført i punkt 3 - 5 til den i punkt 6 fastsatte tegningskurs.	Each Warrant entitles the Warrant Holder to subscribe for 1 share of nominal value DKK 1.00 in the Company pursuant to the relevant conditions as set forth in Clauses 3 - 5 and at the relevant subscription price as determined in Clause 6.

20.4	I forbindelse med Selskabets aktiebog skal der føres en fortegnelse over samtlige udstedte Warrants.	In connection with the Company's register of shareholders, a register of all issued Warrants shall be kept.

20.5	Warrants vester samlet tre år efter tildeling af Warrants. Warrants vester således den 25. maj 2025. Datoen på hvilken Warrants vester refereres til som "Vesting Dato".	Warrants shall vest collectively three years after the date of grant of Warrants. Thus, Warrants vest collectively on 25 May 2025. The date on which Warrants vest is referred to as the "Vesting Date".

21	Almindelig udnyttelse af Warrants	22	Ordinary Exercise of the Warrants

22.1	Vestede Warrants (se punkt 2.5) kan udnyttes i perioden fra den respektive Vesting Dato og indtil (og med) den 25. maj 2032 ("Udnyttelsesperioden") inden for de udnyttelsesvinduer, der er anført i punkt 3.2. Warrants, der ikke er blevet udnyttet på eller inden den sidste dag i Udnyttelsesperioden, bortfalder automatisk og bliver ugyldige uden yderligere varsel og/eller kompensation til Warrantindehaveren.	Vested Warrants (see Clause 2.5) may be exercised in the period from the respective Vesting Date and until (and including) 25 May 2032 ("Exercise Period") within the windows set forth in Clause 3.2. Warrants which have not been exercised on or before the last day of the Exercise Period will automatically lapse and become void without any further notice and/or compensation to the Warrant Holder.

22.2	Inden for Udnyttelsesperioden kan Warrants udnyttes fire gange om året i et 4 ugers udnyttelses-vindue, der begynder på tidspunktet for offentliggørelse af enten Selskabets årsregnskab eller perioderegnskab (henholdsvis 3, 6 eller 9 måneder).	Within the Exercise Period, the Warrants may be exercised four times a year during a 4-week window starting from the time of publication of either the Company's annual report or quarterly or semi-annual reports (respectively 3, 6 and 9 months).

22.3	Warrantindehaveren er berettiget til at udnytte alle eller en del af sine Warrants.	The Warrant Holder is entitled to exercise all or part of his or her Warrants.

23	Ekstraordinær udnyttelse af Warrants	24	Extraordinary Exercise of the Warrants

24.1	Hele afsnit 4 i bilag 8.1.A skal finde anvendelse med den modifikation at henvisningen deri til § 31-32 i værdipapirhandelsloven skal erstattes med en henvisning til § 44-47 i kapitalmarkedsloven, og at henvisninger til NASDAQ OMX Copenhagen A/S skal erstattes med en henvisning til Nasdaq Copenhagen.	The entire section 4 of exhibit 8.1.A, shall apply with the modification that the reference therein to Section 31-32 of the Danish Securities Trading Act shall be replaced by a reference to Section 44-47 of the Danish Capital Markets Act, and that references therein to NASDAQ OMX Copenhagen A/S shall be replaced by a reference to Nasdaq Copenhagen.

25	Praktisk udnyttelse af Warrants	26	Practicalities in connection with Exercise of the Warrants

26.1	Såfremt Warrantindehaveren ønsker at udnytte en Warrant, skal Warrantindehaveren underette Selskabets elektronisk herom ved hjælp af det IT-system, der er tilgængelig i ”Aktionærportalen” på selskabets hjemmeside. Selskabet har ret til at ændre i de praktiskte forhold omkring udnyttelse af Warrants, og Warrantindehaveren vil blive underrettet skriftligt, hvis selskabet beslutter dette.	In the event that the Warrant Holder wishes to exercise Warrants, the Warrant Holder shall electronically give notice to the Company by using the IT system available on "Aktionærportalen" on the Company's website. The Company is entitled to change the practicalities in connection with exercise of the Warrants and if so decided by the Company. The Warrant Holder will be notified in writing by the Company.

26.2	Samtidig med at give meddelelse om udnyttelse af Warrants skal Warrantindehaveren indbetale et kontant beløb til Selskabet svarende til det relevante tegningsbeløb fastsat i henhold til pkt. 6.	At the same time as giving notice of the exercise of the Warrants, the Warrant Holder shall pay in cash to the Company an amount equal to the relevant subscription amount fixed under the terms of Clause 6.

27	Tegningskurs for aktier ved udnyttelse af Warrants	28	Subscription Price for Shares in connection with the Exercise of Warrants

28.1	Hver Warrant giver Warrantindehaveren ret til at tegne 1 aktie à nominelt kr. 1,00 i Selskabet til en tegningspris på kr. 90,70 ("Tegningskursen").	Each Warrant entitles the Warrant Holder to subscribe for 1 share in the Company of a nominal value of DKK 1.00 at a subscription price of DKK 90.70 (the "Subscription Price").

28.2	Tegningskursen kan reguleres som anført i Warrantaftalen.	The Subscription Price may be regulated as set out in the Warrant Agreement.

29	Regulering af vilkår for Warrants ved visse definerede ændringer i Selskabets kapitalforhold	30	Adjustment of the Conditions for Warrants in case of certain defined Changes in the Company's Capital Structure

30.1	Afsnit 7 i bilag 8.1.A skal finde anvendelse med den modifikation at henvisningen deri til vedtægternes punkt 8.1 skal erstattes med en henvisning til vedtægternes punkt 8.10.	The entire Section 7 in shall apply with the modification that the reference therein to Clause 8.1 shall be replaced by a reference to Clause 8.10 of the Articles of Association.

31	Omsættelighed	32	Transferability

32.1	Afsnit 8 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 8 in exhibit 8.1.A shall apply (no changes).

33	Vilkår for nye aktier udstedt ved udnyttelse af Warrants	34	Conditions for New Shares issued following Exercise of the Warrants

34.1	Afsnit 9 i bilag 8.1.A skal finde anvendelse med den modifikation, at henvisningen deri til Erhvervs- og Selskabsstyrelsen skal erstattes med en henvisning til Erhvervsstyrelsen.	The entire Section 9 in exhibit 8.1.A, shall apply with the modification that the reference therein to the Danish Commerce and Companies Agency shall be replaced by a reference to the Danish Business Authority.

35	Kapitalforhøjelse ved udnyttelse af Warrants	36	Capital Increase in connection with the Exercise of the Warrants

36.1	Såfremt Warrantindehaveren giver rettidig meddelelse om udnyttelse af Warrants, skal Selskabet gennemføre den dertil hørende kapitalforhøjelse.	In the event that the Warrant Holder gives notification on time of the exercise of the Warrants, the Company shall carry out the relating increase of capital.

36.2	Størstebeløbet af den kapital, der kan tegnes på grundlag af Warrants er nominelt kr. 633.362 (op til 633.362 aktier à kr. 1,00) og mindstebeløbet er kr. 1,00 (1 aktie à kr. 1,00) Størstebeløbet kan forøges eller reduceres i henhold til bestemmelserne om regulering i punkt 7.	The maximum increase of capital that may be subscribed on basis of Warrants is nominally DKK 633,362 (up to 633,362 shares at DKK 1.00 each) and the minimum amount is DKK 1.00 (1 share at DKK 1.00). The maximum amount may be increased or reduced in accordance with the provisions on adjustment set forth in Clause 7.

37	Omkostninger i forbindelse med udstedelse af aktier	38	Costs related to the Issue of Shares

38.1	Afsnit 11 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 11 in exhibit 8.1.A shall apply (no changes).

39	Ophør af ansættelsesforholdet - Warrantindehavere, der er medarbejdere	40	Cease of Employment Status - Warrant Holders who are Employees

40.1	Hvis Warrantindehaveren opsiger sit ansættelsesforhold ved Selskabet eller hvis ansættelsesforholdet ophæves af Selskabet som følge af Warrantindehaverens væsentlige misligholdelse af ansættelsesforholdet eller hvis Warrantindehaveren bortvises af lovlig grund bortfalder alle uudnyttede warrants - uanset om Warrants er vestede eller ej - med øjeblikkelig virkning og uden kompensation.	If the Warrant Holder terminates the employment with the Company or if the employment is terminated by the Company due to the Warrant Holder's material breach of the employment relationship or if the Warrant Holder has been dismissed summarily in a legitimate way due to cause, all unexercised warrants - whether the Warrants vested or not - will lapse immediately without any compensation being payable.

40.2	Hvis Selskabet ophæver ansættelsesforholdet og dette ikke skyldes Warrantindehaverens væsentlige misligholdelse af ansættelsesforholdet eller lovlig bortvisning af Warrantindehaveren eller hvis Warrantindehaveren dør, kan Warrants der er vestede (se punkt 12.4) på datoen for levering af meddelelse om ophævelse udnyttes senest i det ordinære udnyttelsesvindue der falder senest 6 måneder efter datoen for Selskabets levering af meddelelse om ophævelse eller på datoen for Warrantindehaverens død. Warrants der ikke udnyttes som angivet i dette punkt 12.2 vil bortfalde uden betaling af kompensation. Det præciseres, at Warrants som ikke er vestede på tidspunktet for levering af meddelelse om ophævelse, skal bortfalde uden kompensation til Warrantindehaveren.	If the Company terminates the employment and this is not due to the Warrant Holder's material breach of the employment relationship or to the Warrant Holder having been dismissed summarily in a legitimate way or if the Warrant Holder dies, Warrants that have vested (see Clause 12.4) on the date of termination of notice being served may be exercised at the latest in the ordinary exercise window falling no later than 6 months after the date of the termination notice being served by the Company or the date on which the Warrant Holder dies. Warrants not exercised as set out in this Clause 12.2 will lapse without any compensation being payable. For the avoidance of doubt, Warrants that are not vested on the date of the termination notice being served shall lapse without any compensation being payable to the Warrant Holder.

40.3	Hvis Warrantindehaveren opsiger ansættelsesforholdet, og opsigelsen skyldes Selskabets væsentlige misligholdelse, er Warrantindehaveren berettiget til at udnyttede Warrants i overensstemmelse med vilkårene i dette bilag, som om Warrantindehaveren stadig var ansat i Selskabet.	If the Warrant Holder terminates the employment and the termination is due to the material breach by the Company, the Warrant Holder is entitled to exercise Warrants in accordance with the terms set out in these Articles of Association as if the Warrant Holder was still employed with the Company.

40.4	Warrants vester som beskrevet i afsnit 2.5.	Warrants shall vest as described in Clause 2.5.

41	Insiderhandel	42	Insider Trading

42.1	Afsnit 13 i bilag 8.1.A skal finde anvendelse (ingen ændringer).	The entire Section 13 in exhibit 8.1.A shall apply (no changes).

43	Skattemæssige forhold	44	Tax Implications

44.1	Det er aftalt mellem Selskabet og hver enkelt Warrantindehaver, at ligningslovens § 7P, i sin til enhver tid gældende form, skal være gældende for Warrants i videst muligt omfang.	It has been agreed between the Company and the individual Warrant Holder's that Section 7P of the Danish Tax Assessment Act (in Danish: "Ligningsloven"), as amended from time to time, shall apply to the Warrants to the largest extent possible.

44.2	Selskabet påtager sig ingen garantier overfor Warrantindehaveren for, at Warrantindehaveren vil være berettiget til skattemæssig behandling efter ligningslovens § 7P, i sin til enhver tid gældende form, herunder hvis betingelserne for bestemmelsens anvendelse ikke er opfyldt eller hvis bestemmelsen ændres eller ophæves i fremtiden.	The Company does not make any guarantees to the Warrant Holder that the Warrant Holder will be subject to the tax treatment under Section 7P of the Danish Tax Assessment Act, as amended from time to time, including if the requirements for the application of the provision are not met or if the provision is altered or repealed in the future.

44.3	Samtlige skattemæssige forpligtelser og konsekvenser for Warrantindehaverensom følge af Warrantaftalen, de udstedte Warrants eller de erhvervede aktier gennem udnyttelse af disse Warrants er alene Warrantindehaverens ansvar og er Selskabet uvedkommende.	All tax obligations and consequences to the Warrant Holder resulting from the Warrant Agreement, the Warrants issued or the shares acquired by the exercise of such Warrants, are the sole responsibility of the Warrant Holder and of no concern to the Company.

44.4	Warrantindehaveren er blevet kraftigt opfordret til at søge skattemæssig rådgivning i forbindelse med indgåelsen af Warrantaftalen.	The Warrant Holder has been strongly encouraged to seek tax advice in connection with entering into the Warrant Agreement.

45	Sprog	46	Language

46.1	I tilfælde af uoverensstemmelser mellem den danske og den engelske version af dette bilag skal den danske version være gældende.	In case of disagreements between the Danish and the English version of this exhibit, the Danish version shall prevail.